Filed Pursuant to Rule 433

Registration Statement No. 333-212372

Pricing Term Sheet

FIDELITY NATIONAL INFORMATION SERVICES, INC.

Pricing Term Sheet

$400,000,000 4.250% Senior Notes due 2028 (“2028 Notes”)

$600,000,000 4.750% Senior Notes due 2048 (“2048 Notes”)

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated May 14, 2018, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. The pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying Prospectus dated July 1, 2016 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Fidelity National Information Services, Inc.

Expected Ratings (Moody’s/S&P/Fitch)*:	[Reserved]

Principal Amount:	2028 Notes: $400,000,000

2048 Notes: $600,000,000

Coupon:	2028 Notes: 4.250%

2048 Notes: 4.750%

Trade Date:	May 14, 2018

Settlement Date:	T+2; May 16, 2018

Maturity Date:	2028 Notes: May 15, 2028

2048 Notes: May 15, 2048

Price to Public:	2028 Notes: 99.654% of principal amount

2048 Notes: 97.963% of principal amount

Yield to Maturity:	2028 Notes: 4.293%

2048 Notes: 4.880%

Spread to Benchmark Treasury:	2028 Notes: T + 130 basis points

2048 Notes: T + 175 basis points

Benchmark Treasury:	2028 Notes: UST 2.875% due May 15, 2028

2048 Notes: UST 3.000% due February 15, 2048

Benchmark Treasury Price and Yield:	2028 Notes: 98-31+; 2.993%

2048 Notes: 97-15+; 3.130%

Underwriting Discount:	2028 Notes: 0.650%

2048 Notes: 0.875%

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2018

Record Dates:	May 1 and November 1 of each year

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Optional Redemption:	2028 Notes: At any time prior to the Par Call Date at a discount rate of Treasury plus 20 basis points

2048 Notes: At any time prior to the Par Call Date at a discount rate of Treasury plus 30 basis points

Notwithstanding the foregoing, if the 2028 Notes are redeemed on or after February 15, 2028 (the date that is three months prior to their maturity date) or the 2048 Notes are redeemed on or after November 15, 2047 (the date that is six months prior to their maturity date), the 2028 Notes and the 2048 Notes, respectively, will be redeemed at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption. February 15, 2028 and November 15, 2047 are the Par Call Dates in respect of the 2028 Notes and the 2048 Notes, respectively.

Use of Proceeds:	We intend to use the net proceeds from this offering to repay a portion of the approximately $1.275 billion principal amount outstanding as of May 11, 2018 under our revolving credit facility (together with accrued interest thereon). In addition, we intend to call for redemption the entire $750.0 million aggregate principal amount of our 2.850% senior notes due October 2018, with a redemption date on or about June 15, 2018. We expect to use borrowings under our revolving credit facility to fund the foregoing redemption.

CUSIP:	2028 Notes: 31620M AY2
2048 Notes: 31620M AZ9

ISIN:	2028 Notes: US31620MAY21
2048 Notes: US31620MAZ95

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
MUFG Securities Americas Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
PNC Capital Markets LLC

Co-Managers:	Barclays Capital Inc.
Credit Agricole Securities (USA) Inc.
HSBC Securities (USA) Inc.
Lloyds Securities Inc.
SunTrust Robinson Humphrey, Inc.
SMBC Nikko Securities America, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated by phone at 1-800-294-1322 or by emailing dg.prospectus_requests@baml.com, MUFG Securities Americas Inc. by phone at 1-877-649-6848, U.S. Bancorp Investments, Inc. by phone at 1-877-558-2607, and Wells Fargo Securities, LLC by phone at 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com.